

Mail Stop 4628

October 16, 2015

Marc Shore
Chief Executive Officer
Multi Packaging Solutions International Limited
150 E. 52nd Street, 28th Floor
New York, NY 10022

> **Re:** **Multi Packaging Solutions International Limited**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 9, 2015**
> **File No. 333-205278**

Dear Mr. Shore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Significant Accounting Policies and Critical Accounting Estimates, page 77

Equity-Based Compensation, page 79

1. Please be mindful of your responses to comments 8 and 12 in our letter dated August 24, 2015, where you indicated that you would disclose the amount of equity-based compensation cost to be recognized as a result of the completion of your contemplated initial public offering in a subsequent amendment to your registration statement. Please revise.

Financial Statements of Multi Packaging Solutions International Limited

Note 22—Subsequent Event, page F-56

2.   We note that you executed a 1 for 5.08 reverse stock split of your common shares. Please provide us with a calculation showing how the number of shares of your common stock outstanding as of June 30, 2015 was adjusted to reflect this reverse stock split pursuant to SAB Topic 4C.

You may contact Sandy Eisen, Staff Accountant, at (202) 551-3864, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources